Exhibit 4.1

THIRD Supplemental Indenture

This Third Supplemental Indenture, dated as of February 8 2021 (this “Supplemental Indenture”), among MDC Partners Inc., a corporation continued under the laws of Canada (the “Company”), the Note Guarantors party hereto and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Trustee”).

WITNESSETH:

WHEREAS, each of the Company, the Note Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of March 23, 2016 (the “Original Indenture” as supplemented by that certain first supplemental indenture dated as of September 16, 2020 and as amended by that certain second supplemental indenture, dated as of January 13, 2021, the “Indenture”), providing for the issuance of 7.500% Senior Notes due 2024 of the Company (the “Notes”);

WHEREAS, pursuant to a transaction agreement dated as of December 21, 2020 (the “Transaction Agreement”), Stagwell Media LP (“Stagwell”) is expected to contribute to the Company or its subsidiaries a portfolio of marketing services companies, and, in consideration for such contribution, Stagwell is expected to subscribe for and be issued, directly or indirectly, certain equity securities in the Company, which will, in aggregate, result (unless the Proposed Waivers and Amendments become operative as herein provided) in a Change of Control occurring, in each case following a reorganization of the Company and its subsidiaries (the “Proposed Transaction”);

WHEREAS, in connection the Proposed Transaction, and among such other steps as are set out in the Transaction Agreement and the Statement, it is anticipated that the Company will incorporate a new, wholly-owned Delaware limited liability company (“New MDC”); the Company will domesticate as a Delaware corporation and discontinue as a Canadian corporation (the “Redomiciliation”); New MDC will in turn convert from a Delaware limited liability company into a Delaware corporation and incorporate a new, wholly owned Delaware limited liability company (“Merger Sub 1”); Merger Sub 1 will merge with and into the Company with the Company surviving as a direct and wholly-owned subsidiary of New MDC (the “Merger”); Company will convert from a Delaware corporation into a Delaware limited liability company (the “LLC Conversion”); the capitalization of the Company will be amended such that its capital comprises three series of equity, being (i) common equity; (ii) preferred interests on terms that are materially the same as the series 4 interests presently issued by the Company; and (iii) preferred interests on terms that are materially the same as the series 6 interests presently issued by the Company; and, at completion of the Proposed Transaction, and in consideration for the contribution to the Company of the assets of Stagwell that are the subject of the Proposed Transaction, the Company will issue to Stagwell equity interests representing up to approximately 74 per cent. of the economic interests of the common equity of Company, and will acquire, indirectly and through the subsidiary entities acquired at the step above, the rights and obligations under a credit agreement entered into between, among others, Stagwell Marketing Group LLC as borrower, the guarantors and lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as agent (together, the “Proposed Transaction Steps”);

WHEREAS, Section 9.2 (With Consent of Holders) of the Indenture permits (i) the Company, the Note Guarantors and the Trustee to amend or supplement the Indenture or the Notes without notice to any Holder but with the written consent of the Holders of at least a majority in principal amount of the then Outstanding Notes (the “Required Consents”) and (ii) subject to Section 6.4 (Waiver of Past Defaults) of the Indenture, the Holders of Required Consents to waive compliance by the Company and the Note Guarantors with any provision of the Indenture or the Notes;

WHEREAS, the Company has solicited (the “Consent Solicitation”) consents (the “Consents”) upon the terms, and subject to the conditions set forth in, that certain consent solicitation statement, dated as of January 21, 2021 (as amended, restated and supplemented from time to time, the “Statement”) from each Holder of the Notes to waive certain provisions of the Indenture and effect certain amendments to the Indenture as described in the Statement and set forth below (the “Proposed Waivers and Amendments”);

WHEREAS, pursuant to the Consent Solicitation, there have been validly delivered to the Company the consents of at least a majority in principal amount of the then Outstanding Notes to effect the Proposed Waivers and Amendments;

WHEREAS, by delivery of their Consents, Holders of the Notes have authorized and directed the Trustee to enter into the Supplemental Indenture to give effect to the Proposed Waivers and Amendments;

WHEREAS, pursuant to Section 9.6 (Trustee to Sign Amendments and Supplements) of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture;

WHEREAS, the Company has requested and hereby requests that the Trustee join with it in the execution of this Supplemental Indenture and all acts and things necessary to make this Supplemental Indenture a legal, valid and binding obligation of the Company and the Note Guarantors have been done and performed;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Note Guarantors and the Trustee hereby agree as follows:

ARTICLE I

Section 1.1.            Defined terms. Unless otherwise defined in this Supplemental Indenture, terms defined in the Original Indenture are used herein as therein defined.

Section 1.2            Effectiveness; conditions precedent. This Supplemental Indenture (and the Proposed Amendments set forth in Section 3.1 hereof and the Proposed Waivers set forth in Section 2.1 hereof) shall become effective upon the execution and delivery of this Supplemental Indenture by the parties listed on the signature pages hereof; provided; however, the Proposed Amendments and Waivers will become operative and the terms of the Indenture shall be waived, amended, supplemented, modified or deleted as provided for in Section 2.1 and Section 3.1 hereof, at the time (the “Operative Time”) if and when the Company makes an announcement via press release and sends a notice via DTC informing Holders and the Trustee that the Proposed Amendments and Waivers are operative and when the closing of the Proposed Transaction is expected to occur. The Trustee may conclusively presume that the Operative Time shall not have occurred unless and until the Trustee receives from the Company an Officers’ Certificate stating that the Operative Time has occurred.

ARTICLE II

Section 2.1            Waivers of the Indenture. Effective as of the date hereof without any further action by any party hereto, but operative only from the Operative Time, the Holders have agreed by delivery of the Required Consents to pre-emptively waive:

(a)            any breach of Section 3.3 (Corporate Existence) of the Indenture as may arise from the Proposed Transaction, in particular in respect of the Redomiciliation, the Merger and/or the LLC Conversion;

(b)            all requirements of Section 3.19 (Limitation on Designation of Unrestricted Subsidiaries) of the Indenture in connection with the designation of New MDC as an Unrestricted Subsidiary following its incorporation;

(c)            any requirement under Section 4.1(a)(2) of the Indenture in relation to the Merger, and accordingly the Officers’ Certificate and Opinion of Counsel required to be delivered under Section 4.1(a)(5) of the Indenture in respect of the Merger shall not be required to cover compliance with Section 4.1(a)(2) of the Indenture;

(d)            all requirements of Section 3.21 (Change of Control) of the Indenture in relation to the Proposed Transaction including, without limitation, that the Company make a Change of Control Offer (as defined in the Indenture) within 30 days (or otherwise) following the closing of the Proposed Transaction; and

(e)            any and all other Defaults or Events of Default that may result from the Proposed Transaction Steps relating to the Proposed Transaction.

ARTICLE III

Section 3.1            Amendments to the Indenture. Effective as of the date hereof without any further action by any party hereto, but operative only from the Operative Time, the Indenture is hereby amended as follows:

(a)            Section 1.01 (Definitions) of the Indenture is hereby amended by adding the following definitions in the corresponding alphabetical order.

“Assumed Tax Liability” means, with respect to any member of the Company as of any Tax Distribution Date, an amount equal to the federal, state and local income taxes (including any applicable estimated taxes) reasonably estimated in good faith would be due from such member for all taxable periods (or portions thereof) of ending on such Tax Distribution Date, (i) assuming such member were a corporation who earned solely the items of income, gain, deduction, loss, and/or credit allocated to such member for such taxable periods (or portions thereof) and (ii) assuming that such member is subject to tax at the Assumed Tax Rate. For purposes of determining the Assumed Tax Liability of any member, (i) any adjustments by reason of Sections 734 or 743 of the Code shall not be taken into account, and (ii) losses allocated by the Company to the direct or indirect parent of the Company to the extent such losses are able to reduce the tax liability of such parent for such taxable period shall be taken into account.

“Assumed Tax Rate” means, for any taxable period, the highest marginal effective rate of federal, state, local and non-U.S. income tax applicable to the direct or indirect parent of the Company for such taxable period.

“Preferred Interests” means the series 4 and series 6 preferred interests of the Company having the rights set out in an LLC agreement in respect of the Company and to be issued on terms that are materially similar to the terms of the series 4 and series 6 preferred shares of the direct or indirect parent of the Company but redeemable by the Company in the event of the redemption of such shares.

“Stagwell Credit Facility” means the amended and restated credit agreement among the Stagwell Marketing Group LLC as borrower, the guarantors and lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as agent dated November 13, 2020, and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time;

“Stagwell Facilities” means each of the Stagwell Credit Facility and the Stagwell Term Facility;

“Stagwell Term Facility” means the credit agreement among the Stagwell Marketing Group LLC as borrower, the guarantors and lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as agent JPMorgan Chase Bank, N.A. and Citizens Bank, N.A. as joint bookrunners and joint lead arrangers dated November 13, 2020, and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time;

“Tax Distributions” means, on any Tax Distribution Date, distributions by the Company (i) to the direct or indirect parent of the Company’s Assumed Tax Liability attributable to any preferred units of the Company held by such parent during the fiscal year or other taxable period to which the tax-related distributions relates; and (ii) then, to members of the Company on a pro rata basis in accordance with the number of common units of the Company owned by each such member, in an amount sufficient to cause the direct or indirect parent of the Company to receive a distribution equal to all of such parent’s remaining Assumed Tax Liability (including estimated tax liabilities) during the fiscal year or other taxable period to which the tax-related distribution relates.

“Tax Distribution Date” means any date that is two Business Days prior to the date on which estimated federal income tax payments are required to be made by calendar year corporate taxpayers and the due date for federal income tax returns of corporate calendar year taxpayers (without regard to extensions).

“Tax Receivable Agreement” means an income tax receivable agreement, in customary form and substance, pursuant to which certain members or former members of the Company are entitled to receive from the direct or indirect parent of the Company 85% of the tax savings realized by such parent resulting from taxable exchanges of equity interests in the Company by such member or former member for shares of such parent and related tax basis adjustments.

(b)            Section 1.01 (Definitions) of the Indenture is hereby amended by deleting the definitions referred to below and replacing them in full with the following definitions in the corresponding alphabetical order.

“Bank Credit Facility” means the amended and restated credit agreement dated as of March 20, 2013 among the Company, Maxxcom Inc., as borrower, the guarantors and lenders from time to time party thereto, and Wells Fargo Capital Finance, LLC, as agent, and all amendments thereto, together with the related documents thereto (including, without limitation, any Guarantee agreements and security documents), as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified or replaced from time to time by one or more credit agreements, including the Stagwell Facilities, or any indentures or commercial paper facilities, including any agreement or indenture adding Subsidiaries of the Company as additional borrowers or guarantors thereunder or extending the maturity of, refinancing, replacing, increasing the amount outstanding or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, trustee, lender or group of lenders or investors, including the Stagwell Facilities.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the date that is one year after the final maturity date of the Notes. For the avoidance of doubt, “Disqualified Capital Stock” shall not include the Preferred Interests or equity interests of minority holders of Capital Stock of Restricted Subsidiaries of the Company by virtue of put and call arrangements and Management Appreciation Interests.

“Permitted Holders” means (1) Stagwell Media LP, Stagwell Blocker LLC, Omnicom Group Inc., The Interpublic Group of Companies, Inc., WPP plc, Publicis Groupe S.A., Havas S.A. and Dentsu Inc. and (2) any Person at least 80% of the outstanding Capital Stock of which is owned by one or more Persons described in clause (1) above; provided, that, a Rating Decline shall not have occurred in connection with the transaction (including any Incurrence of Indebtedness used to finance the acquisition thereof) involving such Permitted Holder that would have resulted in a Change of Control (but for the terms of this definition).

(c)            Section 1.01 (Definitions) of the Indenture is hereby amended by adding the following wording (which shall qualify such definition in its entirety) immediately following part (10)(b) of the definition of Indebtedness set out therein.

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include obligations under or in respect of the Tax Receivable Agreement.

(d)            Section 3.3 (Corporate Existence) of the Indenture is hereby restated as follows.

Section 3.3            Corporate Existence. Subject to Article IV, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence or existence as a limited liability company or partnership.

(e)            Paragraph (a)(3) of Section 3.8 of the Indenture is hereby restated as follows.

(a)(3)                        Indebtedness Incurred (1) by the Company or any Note Guarantor (or, in the case of the Stagwell Facilities, any Restricted Subsidiary pending its addition as a Note Guarantor in accordance with Section 10.7) pursuant to the Bank Credit Facility (including any Guarantees in respect thereof) and the issuance and creation of letters of credit and bankers’ acceptances thereunder and (2) by the Company or any Restricted Subsidiary pursuant to one or more additional revolving credit facilities (including any Guarantees in respect thereof) permitted under the Bank Credit Facility, in an aggregate principal amount at any time outstanding not to exceed the greater of (x) 1.75 times the Consolidated EBITDA of the Company for the applicable Four Quarter Period as of the date of determination and (y) $325.0 million, less the amount of any permanent repayments or reductions of commitments in respect of such Indebtedness made with the Net Cash Proceeds of an Asset Sale in order to comply with the provisions of Section 3.12; provided that the aggregate principal amount of Indebtedness Incurred under clause (2) by Restricted Subsidiaries that are not Note Guarantors shall not exceed $25.0 million;

(f)            Part (b) of Section 3.10 (Limitation on Restricted Payments) of the Indenture is hereby amended by the restatement of paragraphs (11) and (12), the inclusion of a new paragraph (13), and the restatement of the wording immediately following such paragraph as follows.

(11) any repurchase of Management Appreciation Interests for fair value to the extent such Management Appreciation Interests represent economic interests in a Restricted Subsidiary retained by its owners at the time such Restricted Subsidiary became a Restricted Subsidiary of the Company;

(12) other Restricted Payments taken together with all other Restricted Payments made pursuant to this clause (12) not to exceed $40.0 million in the aggregate~~.~~; and

(13) the payment by the Company, directly or indirectly, to or on behalf of the direct or indirect parent of the Company, of (i) solely with respect to taxable periods after the Company becomes an entity that is disregarded as separate from such direct or indirect parent of the Company, payments or disbursements to or on behalf of such parent in satisfaction of obligations due from such parent under the Tax Receivable Agreement to the extent such payments relate to tax savings actually realized by such parent in such taxable period (without duplication of any items taken into account under clause (ii)); (ii) Tax Distributions; and (iii) management fees in connection with its activities and services as a holding company of the Company and its Subsidiaries or other amounts the proceeds of which are used to pay taxes and other fees required to maintain the corporate existence of such parent company, and general corporate and overhead expenses (including salaries and other compensation of employees) incurred in the ordinary course of the business of such Parent Company; provided, that payments under clause (iii) shall only be permitted to the extent amounts described in clause (iii) exceed the lesser of (x) amount of tax benefits subject to the Tax Receivables Agreement that the direct or indirect parent of the Company is permitted to retain pursuant to the terms of the Tax Receivable Agreement and (y) the excess of the amount distributed to such direct or indirect parent in respect of clause (i) and (ii) hereof minus such direct or indirect parent’s Assumed Tax Liability (for this purpose calculated taking into account basis adjustments under section 743 or 734 of the Code).

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1) (without duplication for the declaration of the relevant dividend), (7) and (10) above will be included in such calculation and amounts expended pursuant to clauses (2) through (6), (8), (9), (11), (12) and (13) will not be included in such calculation.

(g)            Parts (d) and (e) of Section 3.16 (Ongoing Reporting) of the Indenture are hereby restated as follows.

(d)            The Company will be deemed to be in compliance with this Section 3.16 with respect to the Notes if the direct or indirect parent of the Company delivers to the Trustee within the time periods specified in Section 3.16(c) copies of its annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which such direct or indirect parent is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or which such direct or indirect parent would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act, provided that, where the annual or quarterly financial statements of such direct or indirect parent, on a consolidated basis, do not, in the reasonable judgment of the Company, in all material respects reflect the financial position of the Company, on a consolidated basis, for such relevant period, the Company shall further and within the time periods specified in Section 3.16(c) deliver to the Trustee reconciliations, whether in narrative format or otherwise, between the financial statements of such parent and the financial position of the Company, on a consolidated basis, for such relevant period.

(e)            The Company will be deemed to be in compliance with this Section 3.16 with respect to the Notes if the Company, or the direct or indirect parent of the Company, shall have filed such annual reports and the information, documents and other reports with the Commission using its Electronic Data Gathering, Analysis and Retrieval System or any successor system, and, where the Company is required to deliver the reconciliations referred to in Section 3.16(d), the Company will be deemed to be in compliance with such requirement where such reconciliations are included in the annual reports or information, documents or other reports filed with the Commission in accordance with the proceeding provisions of this Section 3.16(e) or posted on its website (if not filed with the Commission).

(h)            Paragraph (4) of part (c) of Section 10.2 (Limitation on Liability; Termination, Release and Discharge) of the Indenture is hereby restated as follows.

(4)            the Company has notified the Trustee in writing of the release or discharge of such Note Guarantor from its Guarantee, or its obligations as a co-borrower or to grant Liens under, any Bank Credit Facility, as the case may be (including by reason of the termination thereof unless such Note Guarantor provides a Guarantee or Lien or becomes a co-borrower in respect of a replacement or refinancing Bank Credit Facility), following any such release or discharge; provided that if such Note Guarantor has Incurred any Indebtedness or issued any Preferred Stock under Section 3.8(a) or Section 3.8(b)(8) (to the extent it is Refinancing Indebtedness in respect of Indebtedness originally Incurred under Section 3.8(a) or Section 3.8(b)(1)) or Section 3.8(b)(18) in reliance on its status as a Note Guarantor, such Note Guarantor has been released or discharged from such Indebtedness or Preferred Stock or it is otherwise permitted to be Incurred by a Restricted Subsidiary that is not a Note Guarantor under such covenant

(d)            Section 10.7 (Additional Note Guarantees) of the Indenture is hereby restated as follows.

Section 10.7            Additional Note Guarantees. Within a reasonable period of time after any Restricted Subsidiary that is not a Note Guarantor Guarantees, or becomes a co-borrower under or grants Liens to secure, any Bank Credit Facility, or a Person that has Guaranteed a Bank Credit Facility becomes a Restricted Subsidiary, the Company will cause such Restricted Subsidiary (an “Additional Note Guarantor”) to grant a guarantee (an “Additional Note Guarantee”) of the Guaranteed Obligations under this Indenture and the Notes to the same extent that the Note Guarantors have guaranteed the Guaranteed Obligations under this Indenture and the Notes by executing a supplemental indenture substantially in the form of Exhibit D and providing the Trustee with an Officers’ Certificate and Opinion of Counsel; provided, however, that each Additional Note Guarantor will be automatically and unconditionally released and discharged from its obligations under such Additional Note Guarantee only in accordance with Section 10.2. Only the Trustee and such Additional Note Guarantor shall be required to sign the Additional Note Supplemental Indenture that causes such Additional Note Guarantor to become a Note Guarantor. Any future Note Guarantees provided by Restricted Subsidiaries of the Company organized in Sweden may be Limited Guarantees that are limited on a basis consistent with the Limited Guarantee provided by the Limited Guarantor organized in such jurisdiction on the Issue Date.

ARTICLE IV

Section 4.1           References to Indenture. All references to the “Indenture” in the Indenture or in any other document executed or delivered in connection therewith shall, from and after the execution and delivery of this Supplemental Indenture, be deemed a reference to the Indenture as amended hereby, unless the context expressly requires otherwise.

Section 4.2            Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

Section 4.3            Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 4.4            Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 4.5            Duplicate and Counterpart Originals. The parties may sign any number of copies of this Supplemental Indenture. One signed copy is enough to prove this Supplemental Indenture. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be an original, but all of them together represent the same agreement.

The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or electronic (i.e., “pdf” or “tif”) transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes. The exchange of copies of this Supplemental Indenture and of signature pages that are executed by manual signatures that are scanned, photocopied or faxed or by other electronic signing created on an electronic platform (such as DocuSign) or by digital signing (such as Adobe Sign), in each case that is approved by the Trustee, shall constitute effective execution and delivery of this Supplemental Indenture for all purposes. Signatures of the parties hereto that are executed by manual signatures that are scanned, photocopied or faxed or by other electronic signing created on an electronic platform (such as DocuSign) or by digital signing (such as Adobe Sign), in each case that is approved by the Trustee, shall be deemed to be their original signatures for all purposes of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original.

Anything in this Supplemental Indenture or the Notes to the contrary notwithstanding, for the purposes of the transactions contemplated by this Supplemental Indenture, the Notes and any document to be signed in connection with the Indenture or the Notes (including the Notes and amendments, supplements, waivers, consents and other modifications, Officers’ Certificates, Company Orders and Opinions of Counsel and other documents) or the transactions contemplated hereby may be signed by manual signatures that are scanned, photocopied or faxed or other electronic signatures created on an electronic platform (such as DocuSign) or by digital signature (such as Adobe Sign), in each case that is approved by the Trustee, and contract formations on electronic platforms approved by the Trustee, and the keeping of records in electronic form, are hereby authorized, and each shall be of the same legal effect, validity or enforceability as a manually executed signature in ink or the use of a paper-based recordkeeping system, as the case may be.

Section 4.6            Headings. The headings of the Sections in this Supplemental Indenture have been inserted for convenience of reference only, are not intended to be considered as a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 4.7            The Trustee. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of the Company and the Note Guarantors and not those of the Trustee, and the Trustee assumes no responsibility for their correctness.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

MDC PARTNERS INC.
as Company

By:	/s/ David Ross
Name:	David Ross
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Third Supplemental Indenture]

6 DEGREES INTEGRATED COMMUNICATIONS CORP.	COLLE & MCVOY LLC	KENNA COMMUNICATIONS GP INC.

72ANDSUNNY PARTNERS LLC	CONCENTRIC PARTNERS LLC	KENNA COMMUNICATIONS LP

72ANDSUNNY NL B.V.	CRISPIN PORTER & BOGUSKY LTD.	By: Kenna Communications GP Inc.

7THFL LLC	CRISPIN PORTER & BOGUSKY LLC	Its general partner

ACCUMARK PARTNERS INC.	DONER PARTNERS LLC	KIRSHENBAUM BOND SENECAL & PARTNERS LLC

ACE CONTENT LLC	DOTGLU LLC	KWT GLOBAL LLC (f/k/a KWITTKEN LLC)

ALLISON & PARTNERS LLC	FORSMAN & BODENFORS AKTIEBLOAG	LAIRD + PARTNERS NEW YORK LLC

ALLISON+PARTNERS UK LIMITED	FORSMAN & BODENFORS FACTORY AB	LAURIE, FOARD + WHEELER LLC

ANOMALY B.V.	FORSMAN & BODENFORS STUDIOS AB	LEGEND PR PARTNERS, LLC

ANOMALY INC.	GALE PARTNERS INC.	MAXXCOM GLOBAL MEDIA LLC

ANOMALY UK LIMITED as member for and on behalf of ANOMALY LONDON LLP	GALE PARTNERS LLC	MAXXCOM (USA) FINANCE COMPANY

ANOMALY PARTNERS LLC	GALE PARTNERS LP (f/k/a GALE 43 PARTNERS LP)	MAXXCOM (USA) HOLDINGS INC.

ANOMALY PARTNERS LA LLC	HECHO STUDIOS LLC	MAXXCOM INC.

ANOMALY UK LIMITED	HELLO DESIGN, LLC	MDC ACQUISITION INC.

ATTENTION PARTNERS LLC	HPR PARTNERS, LLC	MDC CANADA GP INC.

BOOM MARKETING INC.	INSTRUMENT LLC	MDC CORPORATE (US) INC.

BRUCE MAU DESIGN INC.	IR OLDCO LLC (f/k/a SLOANE & COMPANY LLC)	MDC EUROPE LTD.

BRUCE MAU DESIGN (USA) LLC	KBP HOLDINGS LLC	MDC GALE43 GP INC.

BRUCE MAU HOLDINGS LTD.	KBS+P CANADA LP KBS+P CANADA SEC	MDC INNOVATION PARTNERS LLC

	By: MDC Canada GP Inc.	MDC PARTNERS UK HOLDINGS LTD.

Its general partner

MONO ADVERTISING, LLC	NORTHSTAR RESEARCH PARTNERS (USA) LLC	UNION ADVERTISING CANADA LP

NEW TEAM LLC	PLUS PRODUCTIONS, LLC	By: MDC Canada GP Inc.

NORTHSTAR MANAGEMENT HOLDCO INC.	REDSCOUT LLC	Its general partner

NORTHSTAR RESEARCH GP LLC	RELEVENT PARTNERS LLC	UNIQUE INFLUENCE PARTNERS LLC

NORTHSTAR RESEARCH HOLDINGS CANADA INC.	SOURCE MARKETING LLC	VARICK MEDIA MANAGEMENT LLC

NORTHSTAR RESEARCH HOLDINGS USA LP	STORYLINE STRATEGIES LLC (f/k/a LUNTZ GLOBAL PARTNERS LLC)	VERITAS COMMUNICATIONS INC.

By: Northstar Research GP LLC	STUDIO PICA INC.	VITRO PARTNERS LLC

Its general partner	TARGETCAST LLC	VITROROBERTSON LLC

NORTHSTAR RESEARCH PARTNERS INC.	TC ACQUISITION INC.	YAMAMOTO, INC. (f/k/a YAMAMOTO MOSS MACKENZIE, INC.)

NORTHSTAR RESEARCH PARTNERS (UK) LIMITED	THE ARSENAL LLC	Y MEDIA LABS LLC

	TRADE X PARTNERS LLC	ZYMAN GROUP, LLC

On behalf of each of the above Note Guarantors

By:	/s/ David Ross
Name:	David Ross
Title:	Authorized Signatory

[Signature Page to Third Supplemental Indenture]

THE BANK OF NEW YORK MELLON,
as Trustee

By:	/s/ Francine Kincaid
Name:	Francine Kincaid
Title:	Vice President

[Signature Page to Third Supplemental Indenture]